Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Herbert (Herb) I. Ono 604.691.7493 604.893.2398 herbert.ono@mcmillan.ca 58783V-219636 August 9, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:        Tiffany Piland

Dear Sirs/Mesdames:

Re:      Passport Potash Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed July 22, 2013
            SEC File No.: 000-54751

            We refer to the Staff's letter of August 6, 2013 (the "Comment Letter") signed by Mr. John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the "Commission"), in respect of the above-captioned matter.

            Passport Potash Inc. (the "Company") has caused to be filed today with the Commission, via the EDGAR system, Amendment No. 1 (the "Amended Proxy Statement") to the Company's preliminary proxy statement on Schedule 14A (as filed on July 22, 2013, the "Proxy Statement") under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

            On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available by the Company to us in our capacity as its legal counsel. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

Commission Comments:

Advance Notice Policy, page 12

1.       We note your disclosure that the advance notice policy adopted by the board of directors on July 22, 2013 fixes a deadline by which holders of common stock must submit director nominations to the company prior to any annual or special meeting of stockholders. Please disclose the deadline by which the stockholders had to submit director nominations to the company for the 2013 annual general and special meeting of stockholders.

Company Response:

Disclosure has been added to page 13 of the Amended Proxy Statement confirming that any holder of Common Shares wishing to nominate a person for election at the forthcoming Annual General and Special Meeting must deliver notice of the nomination to the Company no later than Tuesday, August 13, 2013.

Commission Comments:

2011 Rolling Share Option Plan, page 30

2.       Please disclose all the information required pursuant to Item 10(a) of Schedule 14A.

Company Response:

The following disclosure concerning the Company's 2011 Rolling Share Option Plan has been added to page 34 of the Amended Proxy Statement, as required by Item 10(a) of Schedule 14A:

"Grants of option awards under the 2011 Plan are at the discretion of the Board of Directors. Accordingly, allocation of future benefits under the 2011 Plan among individual Service Providers, or among groups of Service Providers (such as executive officers, non-executive directors and non-executive employees), is not determinable at this time. The Service Providers who will be eligible to receive option awards under the 2011 Plan include: (a) our Chief Executive Officer; (b) our Chief Financial Officer; (c) our Executive Vice President; (d) our directors (including our four non-executive directors); and (e) our employees and consultants (we currently have one employee, and we engage various individuals from time to time to perform non-executive functions on a consulting basis; each is eligible to receive option awards under the 2011 Plan at the discretion of our Board of Directors)."

In the circumstances, we understand that a table summarizing new plan benefits is not required to be included under Item 10(a)(2) of Schedule 14A. In particular, the Company has relied upon the following guidance published by the Commission's Corporation Finance Division in Part N (Proxy Rules and Schedule 14A) of the Manual of Publicly Available Telephone Interpretations:

33. Schedule 14A, Item 10(a)(2)(iii)

The language of Item 10(a)(2)(iii) relating to "if the plan had been in effect" contemplates plans that were not in effect for the prior year. Accordingly, Item 10(a)(2)(iii) disclosure of actual awards under an existing plan for the last year is not required. Disclosure under this item would be required when action is being taken on an existing plan only where the existing plan is being amended to alter a formula or other objective criteria to be applied to determine benefits.

34. Schedule 14A, Item 10(a)(2)(iii)

As with prospective benefits under Item 10(a)(2)(i), the "pro forma" presentation of what would have been received under the plan is not applicable where awards are discretionary (and thus, not determinable).

3.       Please file a copy of the written plan document in electronic format as an appendix to the proxy statement. Refer to Instruction 3 to Item 10 of Schedule 14A.

Company Response:

A copy of the Company's 2011 Rolling Share Option Plan has been included as new Schedule "B" to the Amended Proxy Statement. The document headed "Alteration of Articles" and originally included as Schedule "B" to the Proxy Statement now appears in the Amended Proxy Statement as Schedule "C".

            The Company has also caused to be filed today with the Commission, via the EDGAR system, its written statement acknowledging that:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            On behalf of the Company, we thank the Commission for its prompt attention to this matter.

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

Enclosures

|McMillan LLP | Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7 | t 604.689.9111 | f 604.685.7084|Lawyers | Patent & Trade-mark Agents | Avocats | Agents de brevets et de marques de commerce|Vancouver | Calgary | Toronto | Ottawa | Montréal | Hong Kong | mcmillan.ca